

December 2, 2014

<u>Via E-mail</u>
Matthew Killeen
Chief Executive Officer
Kore Resources Inc.
1101 Brickell Avenue, South Tower, 8th Floor
Miami, Florida 33131

   Re: Kore Resources, Inc.
     Amendment No. 1 to Form 8-K
     Filed November 17, 2014
     Form 10-Q for the Period Ended September 30, 2014
     Filed November 19, 2014
     File No. 000-54977

Dear Mr. Killeen:

  We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated October 7, 2014; however, we do not see the revised disclosure. Please revise or advise.

<u>Section 1 - Registrant's Business and Operations, page 2</u>

<u>Item 1.01 Entry into a Material Definitive Agreement, page 2</u>

2. We note your revised disclosure in response to comment 2. Please further revise to clearly describe the relationship between Level Up Investments LLC and WeedWeb, Inc.

3. We note your response to comment 4. Please provide context for the changes you have made in this section. For example, identify Young Ju Yi in the context of your business the first time you refer to him. Explain why the counterparty to the Agreement of Conveyance was changed from Matthew Killeen to Young Ju Yi.

Description of Business, page 4

Introduction, page 4

4. We reissue prior comment 8. It is unclear what you mean by "sponsored content licensing and distribution" and "affiliate product sales."

5. Please disclose the extent to which cannabis-related businesses pay or will pay a fee for space on your website, a fee based on the number of visitors they receive from your site, or some other arrangement. It is also unclear what "mobile software" you have, sell or intend to sell. Please revise to clearly describe your operations, customers and how you incur expenses and generate revenue.

6. We also reissue prior comment 17, as it is still unclear what advertising, licensing, affiliate product sales, mobile software and other activities generate revenue or are intended to generate revenue in the future. If the activities do not generate revenue, disclose the material milestones and approximate funds necessary to achieve them.

7. It appears that the agreement with your web service provider or any other arrangement by which you maintain a web "platform" should be disclosed, and any related contract should be filed. See Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

8. We note your revised disclosure in response to prior comment 16. Please revise to identify and describe the "current agreements" referenced on page 17. Similarly, disclose the date, terms and net proceeds of "this private placement."

Cash Flows, page 17

9. Please revise the line item, net cash consumed by operating activities, to net cash provided by operating activities to agree to your presentation at statement of cash flow on page 34.

Directors and Executive Officers, Promoters and Control Persons, page 19

10. We note your response to comment 19. Please provide Mr. Killeen's and Ms. Tantum's age. See Item 401 of Regulation S-K.

Certain Relationships and Related Transactions, page 24

11. We note your response to comment 22. Please identify the related party and disclose the material terms of the arrangements or understandings. For example, it is unclear if amounts have been repaid or if interest has accrued.

Description of Securities, page 25

12. We note from your response to comment 2 that you amended your 8-K to clarify 15,000,000 shares were issued, not 110,000,000. However you continue to state you issued 110,000,000 shares of common stock in exchange for the issued and outstanding shares of common stock of WeedWeb. Please clarify or revise accordingly.

Financial Statements, page 32

Notes to Financial Statements, page 36

Note 1 – Organization, Nature of Business and Gong Concern, page 36

13. We note from your response to comment 26 that "[you] have updated the disclosure as [you] are a December 31, calendar year end." However we do not note you disclose the fiscal year-end of WeedWeb in the footnote. Please revise to disclose the fiscal year-end of WeedWeb, Inc.

14. Please provide a footnote to describe the nature, and your accounting, of the intangible assets of $14,208 as of June 30, 2014.

Pro-Forma consolidating Balance Sheets, page 39

15. We note your pro forma balance for common stock is $56,000. Please tell us why you did not include the 15 million shares of common stock issued for the Share Exchange.

Form 10-Q for the Quarter Ended September 30, 2014

Consolidated Balance Sheets, page 3

16. Please supplementally provide us a rollforward schedule to show how you derived the amount of common stock for $12,775 and the amount of additional paid in capital for $262,325. In this regard, provide your rollforward schedule to start with the amounts prior to the Share Exchange and include your adjustment for recapitalization and additional equity transactions after the Share Exchange.

Notes to Unaudited Consolidated Financial Statements, page 6

17. Please revise your footnote to provide, if true, an affirmative statement that your interim financial statements include all adjustments that, in your opinion, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Exhibits

18. We note your response to comment 28 and we reissue it. Please file all required exhibits, including, for example, current articles of incorporation, bylaws and material contracts as appropriate. See Item 15 of Form 10 and Item 601 of Regulation S-K.

You may contact Julie Marlowe, at (202) 551-5395, or Steve Lo, at (202) 551-3394, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329 or James Lopez, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Frederick C. Bauman, Esq.
    Bauman & Associates Law Firm